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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 0)*

                         CardioTech International, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   14160C-10-0
                                 (CUSIP Number)
                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-2400
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                March 31, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.   14160C-10-0


         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Dresdner Kleinwort Benson Private Equity Partners LP
                  13-3949246

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)

                  (b)          X

         3.       SEC Use Only

         4.       Source of Funds (See Instructions)   WC

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         6.       Citizenship or Place of Organization     Delaware


Number of Shares
Beneficially           7.    Sole Voting Power          1,136,484
Owned by Each
Reporting Person       8.    Shared Voting Power          0
With:
                       9.    Sole Dispositive Power       1,136,484

                       10.   Shared Dispositive Power     0

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,484

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         13.    Percent of Class Represented by Amount in Row (11)
                21.01%

         14.    Type of Reporting Person (See Instructions)

                PN

ITEM 1.  SECURITY AND ISSUER

                  The name of the issuer is CardioTech International, Inc. (hereinafter referred to as the "Issuer"). The address of the Issuer's principal executive offices is 78E Olympia Avenue, Woburn, MA 01801. This statement relates to the Issuer's Common Stock, $.01 par value (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND

                  This statement is being filed by Dresdner Kleinwort Benson Private Equity Partners LP, a Delaware limited partnership (hereinafter referred to as "DKBPEP"), whose principal office is located at 75 Wall Street, New York, New York 10005.

                  DKBPEP is engaged in making private equity investments in the United States. The general partner of DKBPEP is Dresdner Kleinwort Benson Private Equity Managers LLC, a Delaware limited liability company ("DKBPEM"), which is engaged in managing DKBPEP's private equity investment business, and whose principal office is located at the same address as DKBPEP.

                  During the past five years, DKBPEP has not been convicted in a criminal proceeding. During the past five years, DKBPEP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not or is not, as a result of such proceeding, subject to a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The sole member of DKBPEM is Kleinwort Benson (USA) Inc., whose principal office is located at the same address as DKBPEP.

                  Kleinwort Benson (USA) Inc. is a wholly-owned subsidiary of Kleinwort Benson Holdings, Inc. whose principal office is located at the same address as DKBPEP.

                  Kleinwort Benson Holdings, Inc. is a wholly-owned subsidiary of Inveresk Stockholders Ltd. ("Inveresk"), whose principal office is located at 20 Fenchurch Street, London EC3P 3DB.

                  Inveresk is a wholly-owned subsidiary of Kleinwort Benson Limited, whose address is the same as that of Inveresk. Kleinwort Benson Limited is wholly-owned by Kleinwort Benson Group plc. which is wholly owned by Dresdner Investments (UK) plc, each of which's principal office are located at the same address as Inveresk. Dresdner Investments (UK) plc is wholly owned by Zenon Beteiligungsgesellschaft mbH ("Zenon"), a German corporation with its principal offices located at Juergen-Ponto-Platz 1, D-60301 Frankfurt am Main, Germany. Zenon is wholly-owned by Dresdner Bank AG, a German bank with its principal office at the same address as Zenon.

                  Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments and citizenship of each director and executive officer of each of the companies described above.

                  Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that, in addition to DKBPEP, the information called for therein should be given with respect to each of the persons listed in this Item 2, including the directors and executive officers thereof, the information provided in Items 3-6 with respect to DKBPEP should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by DKBPEP, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by DKBPEP or a member of a group together with DKBPEP either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Description of Transactions

                  On March 31, 1998, DKBPEP and the Issuer entered into a Note Purchase Agreement (the "Note Purchase Agreement"). Pursuant to the Note Purchase Agreement, DKBPEP purchased $1,660,000 in aggregate principal amount of a 7% Convertible Senior Secured Note due March 31, 2003 (the "Note"). The aggregate principal amount of the Note is immediately convertible (following applicable notice to the Issuer and subject to applicable regulatory approvals) into 832,080 shares of Common Stock of the Issuer at the initial conversion price of $1.995 per share of Common Stock (subject to certain adjustments as described in the Note).

                  Interest on the Note is payable quarterly by the Issuer at the rate of 7% per annum in the form of either cash or additional Notes ("Additional Notes") at the election of DKBPEP. The Additional Notes are issuable in the identical form as the Note, and the aggregate principal amount thereof is immediately convertible (following applicable notice to the Issuer and subject to applicable regulatory approvals) into Common Stock at the same conversion price as is applicable to the Note. As of November 12, 1998, DKBPEP had received interest payments with respect to the Note in the form of Additional Notes in the aggregate principal amount of $58,608.38. Such Additional Notes are immediately convertible (following applicable notice to the Issuer and subject to applicable regulatory approvals) into 29,377 shares of Common Stock. DKBPEP currently expects to receive additional quarterly payments of interest on the
Note in the form of Additional Notes which would also be convertible into additional shares of Common Stock at the same conversion price as is applicable to the Note.

                  The conversion price applicable to the Note and the Additional Notes is subject to certain anti-dilution provisions which, if triggered, would have the effect of increasing the number of shares of Common Stock issuable upon conversion of the Note and the Additional Notes. Such anti-dilution provisions would be triggered by, among other things, the issuance by the Issuer of Common Stock at less than either the conversion price applicable to the Note or the then current market price of the Common Stock (subject to certain exceptions set forth in the Note and the Additional Notes). The conversion price applicable to the Note and the Additional Notes is also subject to certain adjustments upon the occurrence of a change of control of the Issuer or the receipt by DKBPEP of a notice of optional redemption from the Issuer. The effect of such conversion price adjustments also would increase the number of shares of Common Stock issuable upon conversion of the Note and the Additional Notes, as further described therein.

                  The Note and the Additional Notes are secured by a pledge of all of the stock of the Issuer's subsidiary, CardioTech International, Ltd. and the proceeds of the Issuer's key-man life insurance with respect to its chief executive officer. The Note and the Additional Notes are subject to (i) optional redemption at the election of the Issuer (subject to payment of a redemption premium), (ii) mandatory redemption at the election of DKBPEP upon either a change of control of the Issuer (subject to payment of a redemption premium) or upon acceleration following an event of default and (iii) repayment in full at maturity on March 31, 2003.

                  The Note Purchase Agreement obligated DKBPEP to purchase additional Notes upon the attainment by the Issuer of certain operating milestones described in the Note Purchase Agreement. On November 12, 1998, pursuant to an amendment to the Note Purchase Agreement and in lieu of purchasing such additional Notes, DKBPEP purchased 500,000 shares of Series A Preferred Stock of the Issuer (the "Preferred Shares") for an aggregate purchase price of $500,000. The Preferred Shares are immediately convertible into 275,027 shares of Common Stock of the Issuer at the initial conversion price of $1.818 per share of Common Stock (subject to certain adjustments as described in the certificate of designations for the Preferred Shares) based on the original cost of the Preferred Shares (plus any accrued but unpaid dividends thereon).

                  The Preferred Shares are subject to optional redemption at the election of the Issuer (subject to payment of a redemption premium) and mandatory redemption at the election of DKBPEP upon a change of control of the Issuer, to the extent such change of control has been approved by the Issuer (subject to payment of a redemption premium).

                  Dividends accrue and cumulate quarterly at a rate of 10% per annum with respect to the original cost of the Preferred Shares (and any accrued but unpaid dividends thereon). Although DKBPEP has the right to elect to receive payment of such dividends in cash, DKBPEP currently expects such dividends to accrue and cumulate. The Preferred Shares will be convertible into additional shares of Common Stock to the extent that dividends continue to accrue, but are unpaid, with respect to such Preferred Shares.

                  The conversion price applicable to the conversion of the Preferred Shares into Common Stock is subject to substantially the same anti-dilution provisions as set forth in the Note and the Additional Notes. In addition, the conversion price applicable to the Preferred Shares is subject to certain adjustments upon the change of control of the Issuer, the commencement of a non-consensual tender offer with respect to Issuer or the receipt by DKBPEP of a notice of optional redemption from the Issuer. The effect of such conversion price adjustments would increase the number of shares of Common Stock issuable upon conversion of the Preferred Shares, as further described in the certificate of designations therefor.

                  Notwithstanding the potential adjustments to the conversion price applicable to the Preferred Shares, in accordance with the rules of the American Stock Exchange (upon which the Common Stock is listed), the aggregate number of shares of Common Stock issuable upon conversion of the Preferred Shares currently is limited to 854,582 shares. The balance of the number of shares of Common Stock which would otherwise be issuable upon conversion of the Preferred Shares would be paid to the holders thereof in cash in an amount equal to the then market price of such shares.

                  The funds DKBPEP used to acquire the Note and the Preferred Shares were from its contributed capital.

         Disclaimer of Group Status

                  DKBPEP disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

ITEM 4.  PURPOSE OF THE TRANSACTION

                  The acquisition of the Issuer's securities has been made by DKBPEP for investment purposes. Although DKBPEP has no present intention to do so, DKBPEP may make additional purchases of securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. In addition, DKBPEP may acquire beneficial ownership of additional securities of the Issuer as described in Item 3 above. Depending on these factors, DKBPEP may decide to sell all or part of its holdings of the Issuer's securities in one or more public or private transactions.

                  Pursuant to the Note Purchase Agreement, as long as the Notes are outstanding, the holders of a majority of the then outstanding principal amount of the Notes (initially, DKBPEP) have the right to designate a director for election to the Board of Directors of the Issuer. Such director designee will be a member of the Nominations Committee, Compensation Committee and Executive Committee of the Board of Directors of the Issuer.

                  Except as set forth in this Item 4, DKBPEP has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 3 of Schedule 13D. However, DKBPEP reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the American Stock Exchange or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) DKBPEP currently owns no Common Stock of the Issuer. Upon conversion of the Note, the Additional Notes and the Preferred Shares issued as of November 12, 1998, subject to the receipt of applicable regulatory approvals, DKBPEP would acquire 21.01% of the issued and outstanding shares of Common Stock (determined after giving effect to the conversion).

                  (b) Upon conversion of the Note, the Additional Notes and the Preferred Shares, DKBPEP would have sole voting power and dispositive power with respect to the shares of Common Stock acquired upon such conversion.

                  (c) Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions by DKBPEP in the Common Stock during the past sixty days which are required to be reported in this Statement.

                  (d) No person other than DKBPEP has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by DKBPEP.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

                  Registration Rights Agreement. Simultaneously with the execution of the Note Purchase Agreement, the Issuer entered into a Registration Rights Agreement dated as of March 31, 1998 (the "Registration Agreement"), with DKBPEP. The Registration Agreement grants DKBPEP certain demand rights with respect to registrations under the Securities Act of 1933 (the "Act") of Common Stock acquired by DKBPEP upon conversion of the Note, the Additional Notes or the Preferred Shares. The Registration Statement also grants certain "piggy-back" rights to DKBPEP to participate in certain registration statements filed by the Issuer. The Issuer has agreed to pay all costs and expenses of all registrations under the Registration Agreement. The Registration Agreement also contains customary terms and conditions with respect to the hold back of shares from public sale or distribution, selection of underwriters and indemnification.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (1) Note Purchase Agreement dated as of March 31, 1998, between the Issuer and DKBPEP, previously filed as an exhibit to the Issuer's Report on Form 8-K, filed on April 17, 1998 and incorporated herein by reference.

         (2) 7% Convertible Senior Note dated as of March 31, 1998, issued by the Issuer to DKBPEP, previously filed as an exhibit to the Issuer's Report on Form 8-K, filed on April 17, 1998, and incorporated herein by reference.

         (3) Registration Rights Agreement dated as of March 31, 1998, between the Issuer and DKBPEP.

         (4) Amendment dated as of November 12, 1998, to Note Purchase Agreement dated as of March 31, 1998, between the Issuer and the DKBPEP and to Registration Rights Agreement dated as of March 31, 1998, between the Issuer and DKBPEP, previously filed as an exhibit to the Issuer's Quarterly Report on Form 10-Q, filed on November 16, 1998, and incorporated herein by reference.

         (5) Certificate of Vote of Directors Establishing a Class or Series of Stock, previously filed as an exhibit to the Issuer's Quarterly Report on Form 10-Q, filed on November 16, 1998, and incorporated herein by reference.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 1998

                                    DRESDNER KLEINWORT BENSON PRIVATE EQUITY
                                    PARTNERS LP

                                    By: DRESDNER KLEINWORT BENSON PRIVATE EQUITY
                                    MANAGERS LLC, its general partner


                                    By:     /s/ Jonathan Walker
                                         ---------------------------------
                                         Name:  Jonathan Walker
                                         Title: Authorized Signatory

                                                                      SCHEDULE A



ITEM 1.  INFORMATION FOR OFFICERS AND DIRECTORS



                                     DKBPEM

                               EXECUTIVE OFFICERS

         Person                   Title
         ------                   -----

         Christopher Wright       Investment Partner and Board Member

         Jonathan Walker          Investment Partner and Board Member

         Iain Leigh               Investment Partner and Board Member

         Richard H. Wolf          Investment Partner

         Volkert Doeksen          Investment Partner

         Alexander Coleman        Investment Partner

         Erik Linnes              Board Member

         George Fugelsang         Board Member





All officers and advisory board members of DKBPEM have the same address: 75 Wall Street, New York, NY 10005-2889, except for Mr. Linnes, who is located at 20 Fenchurch Street, London EC3P 3DB England.

                                                                      Schedule A



                              DIRECTORS & OFFICERS

               KLEINWORT BENSON GENERAL INVESTMENT COMPANY LIMITED


NAME                           EMPLOYMENT                ADDRESS              CITIZENSHIP  POSITION
----                           ----------                -------              -----------  --------
Michael Raymond BALIMAN        Kleinwort Benson Limited  20 Fenchurch Street  British      Director
                                                         London EC3P 3DB

Timothy Gwynne BARKER          Kleinwort Benson Limited  20 Fenchurch Street  British      Director
                                                         London EC3P 3DB

Peter Edwin CHURCHILL-COLEMAN  Kleinwort Benson Limited  20 Fenchurch Street  British      Director
                                                         London EC3P 3DB

Stephen Andrew JACK            Kleinwort Benson Limited  20 Fenchurch Street  British      Chairman
                                                         London EC3P 3DB

Andrew John WHITE              Kleinwort Benson Limited  20 Fenchurch Street  British      Director
                                                         London EC3P 3DB

Audrey MORRISON                Kleinwort Benson Limited  20 Fenchurch Street  British      Secretary
                                                         London EC3P 3DB

                                                                      Schedule A



                              DIRECTORS & OFFICERS

                            KLEINWORT BENSON LIMITED


NAME                              EMPLOYMENT                     ADDRESS                        CITIZENSHIP        POSITION
----                              ----------                     -------                        -----------        --------
Simon Peter BALL                  Kleinwort Benson Limited       20 Fenchurch Street            British            Director
                                                                 London EC3P 3DB

Timothy Gwynne BARKER             Kleinwort Benson Limited       20 Fenchurch Street            British            Director
                                                                 London EC3P 3DB

Patrick Joseph DALEY              Kleinwort Benson Limited       20 Fenchurch Street            British            Director
                                                                 London EC3P 3DB

Alexander Charles DOLBEY          Kleinwort Benson Limited       20 Fenchurch Street            British            Director
                                                                 London EC3P 3DB

Robert David Charles HENDERSON    Kleinwort Benson Limited       20 Fenchurch Street            British            Director
                                                                 London EC3P 3DB

P.W. LUTHY                        Kleinwort Benson Limited       20 Fenchurch Street            U.S.A.             Director
                                                                 London EC3P 3DB

Al-Noor RAMJI                     Kleinwort Benson Limited       20 Fenchurch Street            British            Director
                                                                 London EC3P 3DB

Timothy Anthony SHACKLOCK         Kleinwort Benson Limited       20 Fenchurch Street            British            Director
                                                                 London EC3P 3DB

Alan Colin Drake YARROW           Kleinwort Benson Limited       20 Fenchurch Street            British            Director
                                                                 London EC3P 3DB

Peter Leonard LONGCROFT           Kleinwort Benson Limited       20 Fenchurch Street            British            Secretary
                                                                 London EC3P 3DB

                                                                      Schedule A



                              DIRECTORS & OFFICERS

                           KLEINWORT BENSON GROUP plc

NAME                                     EMPLOYMENT                  ADDRESS                         CITIZENSHIP     POSITION
----                                     ----------                  -------                         -----------     --------
Gerd Rolf HAEUSLER                       Dresdner Bank AG            Juergen-Ponto-Platz 1           German          Deputy Chairman
                                                                     D-60301 Frankfurt am Main,
                                                                     Germany

Timothy Gwynne BARKER                    Kleinwort Benson Limited    20 Fenchurch Street             British         Vice Chairman
                                                                     London EC3P 3DB

Michael James Bay GREEN                  Kleinwort Benson Limited    20 Fenchurch Street             British         Vice Chairman
                                                                     London EC3P 3DB

Sir Michael Romilly Heald JENKINS        Kleinwort Benson Limited    20 Fenchurch Street             British         Vice Chairman
                                                                     London EC3P 3DB

David Holford BENSON                     Kleinwort Benson Limited    20 Fenchurch Street             British         Director
                                                                     London EC3P 3DB

Jaime CARVAJAL y URQUIJO                 Kleinwort Benson Limited    20 Fenchurch Street             Spanish         Director
                                                                     London EC3P 3DB

Gerhard EBERSTADT                        Dresdner Bank AG            Juergen-Ponto-Platz 1           German          Director
                                                                     D-60301 Frankfurt am Main,
                                                                     Germany

Christian Jean-Marie Robert GIACOMOTTO   Kleinwort Benson Limited    20 Fenchurch Street             French          Director
                                                                     London EC3P 3DB

Michael Clifford John JACKAMAN           Kleinwort Benson Limited    20 Fenchurch Street             British         Director
                                                                     London EC3P 3DB

Jeremy LANCASTER                         Kleinwort Benson Limited    20 Fenchurch Street             British         Director
                                                                     London EC3P 3DB

Horst Alred Gunter MULLER                Kleinwort Benson Limited    20 Fenchurch Street             German          Director
                                                                     London EC3P 3DB

Takeshi OHTA                             Kleinwort Benson Limited    20 Fenchurch Street             Japanese        Director
                                                                     London EC3P 3DB


                                                                      Schedule A


NAME                                     EMPLOYMENT                  ADDRESS                         CITIZENSHIP     POSITION
----                                     ----------                  -------                         -----------     --------
The Lord ROCKLEY                         Kleinwort Benson Limited    20 Fenchurch Street             British         Director
                                                                     London EC3P 3DB


Lawrence McAllister URQUHART             Kleinwort Benson Limited    20 Fenchurch Street             Britsh          Director
                                                                     London EC3P 3DB

Peter Edwin CHURCHILL-COLEMAN            Kleinwort Benson Limited    20 Fenchurch Street             British         Secretary
                                                                     London EC3P 3DB

                                                                      Schedule A


                              DIRECTORS & OFFICERS

                          DRESDNER INVESTMENTS (UK) PLC


NAME                          EMPLOYMENT                   ADDRESS                     CITIZENSHIP     POSITION
----                          ----------                   -------                     -----------     --------

Dr. Andreas LEIMBACH          Kleinwort Benson Limited     20 Fenchurch Street         German          Director
                                                           London EC3P 3DB

                                                                      Schedule A




                              DIRECTORS & OFFICERS

                          INVERESK STOCKHOLDERS LIMITED


NAME                                EMPLOYMENT                     ADDRESS                         CITIZENSHIP         POSITION
----                                ----------                     -------                         -----------         --------
Stephen Andrew JACK                 Kleinwort Benson Limited       20 Fenchurch Street             British             Director
                                                                   London EC3P 3DB

Graham Michael LANGLAY-SMITH        Kleinwort Benson Limited       20 Fenchurch Street             British             Director
                                                                   London EC3P 3DB

Pia Anne Maria BENTICK-OWENS        Kleinwort Benson Limited       20 Fenchurch Street             Finnish             Secretary
                                                                   London EC3P 3DB

                                                                      Schedule A



                              DIRECTORS & OFFICERS

                       ZENON BETEILIGUNGSGESELLSCHAFT mbH


NAME                         EMPLOYMENT               ADDRESS                            CITIZENSHIP          POSITION
----                         ----------               -------                            -----------          --------
Manfred SCHAUDWET            Dresdner Bank AG         Juergen-Ponto-Platz 1              German               Director
                                                      D-60301 Frankfurt am Main
                                                      Germany

                                                                      Schedule A




                        MEMBERS OF THE SUPERVISORY BOARD

                                DRESDNER BANK AG

                               AS OF MAY 15, 1998


NAME                           EMPLOYMENT                       ADDRESS                     CITIZENSHIP  POSITION
----                           ----------                       -------                     -----------  --------
Dr. Alfons Titzrath            Dresdner Bank AG                 Koenigsallee 37             German       Chairman of the Supervisory
                                                                40002 Duesseldorf                        Board
                                                                Germany

Klaus Carlin                   Trade Union HBV                  Kanzlerstrasse 8            German       Member of the Executive
                                                                40472 Duesseldorf                        Board
                                                                Germany

Meinhard Carstensen            Dresdner Bank AG                 Jungfernstieg 22            German       Member of the Supervisory
                                                                20349 Hamburg                            Board
                                                                Germany

Reinhard Droenner              Federal Executive Board of       Johannes-Brahms-Platz 1     German       Head of Section Banks and
                               Trade Union DAG                  20355 Hamburg                            Savings Banks
                                                                Germany

Claudia Eggert-Lehmann         Dresdner Bank AG                 Postfach 41 41              German       Member of the Supervisory
                                                                58041 Hagen                              Board
                                                                Germany

Bernhard Enseling              Dresdner Bank AG                 Kaiserstrasse 48,           German       Member of the Supervisory
                                                                2. OG                                    Board
                                                                60301 Frankfurt am Main
                                                                Germany

Dr. Martin Fruehauf            Hoechst AG                       Postfach 80 03 20           German       Chairman of the Supervisory
                                                                65926 Frankfurt am Main                  Board
                                                                Germany

                                                                      Schedule A

NAME                           EMPLOYMENT                       ADDRESS                     CITIZENSHIP  POSITION
----                           ----------                       -------                     -----------  --------
Peter Haimerl                  Dresdner Bank AG                 Promenadeplatz 7            German       Member of the Supervisory
                                                                80273 Munich                             Board
                                                                Germany

Manfred Karsten                Oldenburgische Landesbank AG     Filiale Diepholz            German       Member of the Supervisory
                                                                49356 Diepholz                           Board
                                                                Germany


Ainis Kibermanis               Dresdner Bank AG                 Weserstrasse 31, 1. OG      German       Member of the Supervisory
                                                                60329 Frankfurt am Main                  Board
                                                                Germany

Bernd Kriegeskorte             Dresdner Bank AG                 Promenadeplatz 7            German       Member of the Supervisory
                                                                80273 Munich                             Board
                                                                Germany

Dr. rer. pol. Heinz Kriwet     Thyssen AG                       August-Thyssen-Strasse 1    German       Chairman of the Supervisory
                                                                40211 Duesseldorf                        Board
                                                                Germany

Dr. Edward G. Krubasik         Siemens AG                       Wittelsbacherplatz 2        German       Member of the Managing
                                                                80312 Munich                             Board of Directors
                                                                Germany

Dr. jur. Dietmar Kuhnt         RWE AG                           Postfach 10 30 61           German       Chairman of the Managing
                                                                45030 Essen                              Board of Directors
                                                                Germany

Michel Pebereau                Banque Nationale de Paris S.A.   16, Boulevard des Italiens  French       President, General Director
                                                                F-75450 Paris
                                                                France

Bernd Pischetsrieder           Bayerische Motoren Werke AG      Petuelring 130              German       Chairman of the Board of
                                                                80809 Munich                             Managing Directors
                                                                Germany

                                                                      Schedule A


NAME                           EMPLOYMENT                       ADDRESS                     CITIZENSHIP  POSITION
----                           ----------                       -------                     -----------  --------

Dipl.-Kfm. Uwe Plucinski       Dresdner Bank AG                 Jungfernstieg 22            German       Deputy Chairman of the
                                                                20349 Hamburg                            Supervisory Board
                                                                Germany

Sultan Salam                   Dresdner Bank AG                 Gutleutstrasse 26           German       Member of the Supervisory
                                                                60329 Frankfurt am Main                  Board
                                                                Germany


Dr. Hans-Juergen Schinzler     Muenchener                       Koeniginstrasse 107         German       Chairman of the Board of
                               Rueckversicherungs-Gesellschaft  80802 Munich                             Managing Directors
                                                                Germany

Dr. jur. Hennig                Allianz AG                       Koeniginstrasse 28          German       Chairman of the Board of
Schulte-Noelle                                                  80802 Munich                             Managing Directors
                                                                Germany

                                                                      Schedule A



                   MEMBERS OF THE BOARD OF MANAGING DIRECTORS

                                DRESDNER BANK AG

                             AS OF DECEMBER 31, 1997


NAME                            EMPLOYMENT            ADDRESS                          CITIZENSHIP     POSITION
----                            ----------            -------                          -----------     --------
Bernhard Walter                 Dresdner Bank AG      Juergen-Ponto-Platz 1            German          Chairman of the Board of
                                                      60301 Frankfurt am Main                          Managing Directors
                                                      Germany

Gerhard Eberstadt               Dresdner Bank AG      Juergen-Ponto-Platz 1            German          Member of the Board of
                                                      60301 Frankfurt am Main                          Managing Directors
                                                      Germany

Dr. Bernd Fahrholz              Dresdner Bank AG      Juergen-Ponto-Platz 1            German          Member of the Board of
                                                      60301 Frankfurt am Main                          Managing Directors
                                                      Germany

Leonhard H. Fischer             Dresdner Bank AG      Juergen-Ponto-Platz 1            German          Deputy Member of the Board
                                                      60301 Frankfurt am Main                          of Managing Directors
                                                      Germany

Dr. Joachim v. Harbou           Dresdner Bank AG      Juergen-Ponto-Platz 1            German          Member of the Board of
                                                      60301 Frankfurt am Main                          Managing Directors
                                                      Germany

Gerd Haeusler                   Dresdner Bank AG      Juergen-Ponto-Platz 1            German          Member of the Board of
                                                      60301 Frankfurt am Main                          Managing Directors
                                                      Germany

Prof. Dr. Ernst-Moritz Lipp     Dresdner Bank AG      Juergen-Ponto-Platz 1            German          Member of the Board of
                                                      60301 Frankfurt am Main                          Managing Directors
                                                      Germany


                                                                      Schedule A

NAME                            EMPLOYMENT            ADDRESS                          CITIZENSHIP     POSITION
----                            ----------            -------                          -----------     --------
Dr. Horst Mueller               Dresdner Bank AG      Juergen-Ponto-Platz 1            German          Member of the Board of
                                                      60301 Frankfurt am Main                          Managing Directors
                                                      Germany

Heinz-Joerg Platzek             Dresdner Bank AG      Juergen-Ponto-Platz 1            German          Member of the Board of
                                                      60301 Frankfurt am Main                          Managing Directors
                                                      Germany

Dr. Bernd W. Voss               Dresdner Bank AG      Juergen-Ponto-Platz 1            German          Member of the Board of
                                                      60301 Frankfurt am Main                          Managing Directors
                                                      Germany